                                            Filed Pursuant to Rule 424(b)2
                                            Registration Statement No. 333-60391


PROSPECTUS

                                 370,590 SHARES

                               SEMCO ENERGY LOGO

                                  COMMON STOCK
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     This Prospectus relates to 370,590 shares of common stock (the "Common Stock") of SEMCO ENERGY, Inc., a Michigan corporation ("SEMCO" or the "Company"), which may be offered from time to time by the selling shareholders named herein (the "Selling Shareholders"). SEMCO will not receive any of the proceeds from the sale of the Common Stock. SEMCO will bear the costs relating to the registration of the Common Stock.

     The Common Stock may be sold from time-to-time at the complete discretion of the Selling Shareholders. See "Plan of Distribution" herein, for information on pricing.

     The Common Stock was issued as a result of the merger (the "Merger") on March 31, 1998 of a wholly-owned subsidiary of SEMCO with Hotflame Gas, Inc. and Hotflame Transport Co., both Michigan Corporations (hereafter jointly "Hot Flame"). Pursuant to the Merger, SEMCO agreed to register the Common Stock for resale by the Selling Shareholders.

     The Common Stock is traded on the NASDAQ National Market System ("NASDAQ") under the symbol SMGS. On August 7, 1998 the closing price of the Common Stock on NASDAQ was $16 3/4.
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  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
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                The date of this Prospectus is August 10, 1998.

                             AVAILABLE INFORMATION

     This Prospectus is part of a Registration Statement filed by SEMCO with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933. The Registration Statement and its exhibits contain more information about the Company and the Common Stock. Statements in this Prospectus about documents filed with the Commission are not necessarily complete; the actual documents filed with the Commission may contain a more complete description of the matter involved.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and therefore files reports and other information with the Commission. Such reports, proxy statements, and other information can be inspected and copied at prescribed rates at the Commission's Public Reference Room at its principal office: Judiciary Plaza, 450 Fifth Street, NW, Room 1024, Washington, DC 20549 or at the Commission's regional office in New York at 7 World Trade Center, Suite 1300, New York, New York 10048 and in Chicago at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained by mail at prescribed rates from the Public Reference Section of the Commission at its principal office. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and other information regarding the Company.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, which have been or will be filed with the Commission, are incorporated into this Prospectus: (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (b) the Company's Form 10-Q and 10-QA for the three months ended March 31, 1998; (c) the Company's Form 8-K dated March 11, 1998 and (d) all documents later filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of this offering.

     The information in this Prospectus and in documents incorporated into this Prospectus may be changed by information given at a later date. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     SEMCO Energy will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all documents incorporated herein by reference (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Edric R. Mason, Jr., Director of Investor Relations of SEMCO Energy, Inc., 405 Water Street, Port Huron, Michigan 48060, telephone number (810) 989-4104.

                                  THE COMPANY

     The Company is a Michigan corporation with its principal offices at 405 Water Street, Port Huron, Michigan 48060 and its telephone number is (810) 987-2200. Prior to April 24, 1997, the Company's name was Southeastern Michigan Gas Enterprises, Inc.

     The Company is an energy-focused holding company established in 1977 and is the parent company of three direct subsidiaries: SEMCO Energy Gas Company; SEMCO Energy Services, Inc.; and SEMCO Energy Ventures, Inc. A substantial portion of the Company's direct subsidiaries assets are invested in natural gas operations regulated by various regulatory bodies including the Michigan Public Service Commission. Weather has a significant impact on the Company's revenues.

SEMCO ENERGY GAS COMPANY

     SEMCO Energy Gas Company ("the Gas Company") purchases, distributes and transports natural gas to approximately 240,000 customers in twenty-four counties in the lower and upper peninsulas of Michigan. During the last four years, its customer base has grown at an average of approximately 6,500 customers, or 3.0%, per year.

SEMCO ENERGY SERVICES, INC.

     SEMCO Energy Services, Inc. ("Energy Services") is primarily a gas marketing company. Its customers include industrial, commercial and municipal natural gas users, natural gas distribution companies and other marketers. In addition to its operations in Michigan. Energy Services, through independent contractors, markets gas in approximately 19 other states.

SEMCO ENERGY VENTURES, INC.

     SEMCO Ventures, Inc. ("Ventures") is an asset-based company with investments in many segments of the natural gas industry including transmission, gathering, and underground storage.

     In August 1997, Ventures, through a wholly-owned subsidiary, acquired the assets and business of Sub-Surface Construction ("Sub-Surface") for approximately $15.6 million plus the assumption of certain liabilities. Because of this acquisition and the acquisition of Maverick Pipeline Services, Inc. (in December of 1997 for approximately $50,000 in cash and 450,000 shares of the Company's Common Stock) and King Energy and Construction Inc. (in May of 1998 for approximately 18,062 shares of the Company's Common Stock), Ventures now constructs and maintains underground natural gas pipelines and associated facilities and provides pipeline consulting/engineering design and project management services. On March 31, 1998, Ventures, through a wholly-owned subsidiary, acquired the assets and business of Hotflame Gas, Inc. ("Hotflame") for 352,944 shares of the Company's Common Stock. Hotflame supplies propane gas to over 10,000 customers in Northern Michigan and Northeast Wisconsin.

     The Company, through Ventures, has identified three specific areas in which it intends to diversify and make investments and acquisitions. They are: (1) the gas-related construction business; (2) gas-related engineering services to distribution and transmission companies; and (3) the propane business. If the Company is successful in pursuing such diversified investments, the Company anticipates that its earnings mix over the long-term would change and that an increased part of such earnings would arise from such unregulated aspects of the gas business.

     The business of the Company and its subsidiaries, is described in the documents incorporated into this Prospectus to which documents reference is hereby made. See "Incorporation of Certain Information by Reference."

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Common Stock offered hereby; nor will such proceeds be available for the Company's use or benefit.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, 500,000 shares of Cumulative Preferred Stock, par value $1.00 ("Preferred Stock"), and 3,000,000 shares of Preference Stock, par value $1.00 ("Preference Stock"). At June 30, 1998, there were outstanding 14,441,287 shares of Common Stock and 6,751 shares of Series A Convertible Cumulative Preferred Stock, a series of the Preferred Stock (the "Series A Preferred Stock"). Each share of the Series A Preferred Stock outstanding is currently convertible into
4.11 shares of Common Stock or an aggregate of approximately 27,747 shares of Common Stock. 2,000,000 shares of the Preference Stock are reserved for issuance pursuant to a Shareholder Rights Plan described below; no Preference Stock is outstanding.

     A copy of the Company's Articles of Incorporation is filed as an Exhibit to the Registration Statement. The following summary does not purport to be complete and is subject in all respects to the provisions of such Articles of Incorporation and does not relate to or give effect to the provisions of the statutory or common law of the State of Michigan. The summary given below is qualified in its entirety by reference to such Articles of Incorporation and the laws of the State of Michigan.

COMMON STOCK

     Dividend Rights. The holders of Common Stock are entitled to dividends when, as and if, declared by the Company's Board of Directors out of the surplus of the Company after full cumulative dividends on the Preferred Stock and Preference Stock shall have been paid or set apart for payment and any sinking fund obligations with respect to the Preferred Stock and Preference Stock have been satisfied.

     The Company has long-term debt agreements which contain restrictive financial covenants including, among others, limits on the payment of dividends beyond certain levels. The Company is currently in compliance with all of the covenants in these agreements. With respect to the payment of dividends or any other distributions in respect of its capital stock, such agreements provide that the Company may not declare and pay any dividends (except dividends or other distributions payable in shares of its capital stock), redeem or retire its capital stock (or any warrants, rights, or options to purchase or acquire its capital stock), or make other distributions with respect to its capital stock (such declarations or payments of dividends, purchases, redemptions or retirements of capital stock and warrants, rights or options and all such other payments or distributions being collectively referred to as "Restricted Payments") if, after giving effect thereto, (i) any event of default under such agreements exist; (ii) the aggregate amount of Restrictive Payments since January 1, 1994 would exceed the Company's consolidated net income for the same period plus an adjustment factor of $14,171,000; or (iii) would cause the consolidated net worth of the Company to be less than $80,000,000. After December 31, 1999, the adjustment factor of $14,171,000 is reduced each quarter by $625,000 until the adjustment factor equals $11,000,000. Under the most restrictive terms, as of March 31, 1998, $12,381,000 is available for dividends.

     Voting Rights. The holders of Common Stock are entitled to one vote for each share on all matters voted upon by the Company's shareholders and, subject to any voting rights of the holders of the Cumulative Preferred Stock and Preference Stock described below, the holders of such shares currently possess all voting power. The Company's Articles of Incorporation provide for cumulative voting for the election of directors of the Company.

     Preemptive Rights. No holder of Common Stock has any preemptive right to subscribe to any additional securities which may be issued by the Company.

     Liquidation Rights. Subject to the preferential rights of holders of the Preferred Stock and Preference Stock, the holders of the Common Stock are entitled to share on a pro rata basis in the net assets of the Company which remain after satisfaction of all liabilities.

PREFERRED STOCK

     The Board of Directors of the Company is authorized, without further action by shareholders, to issue Preferred Stock, in one or more series, from time to time, with such rights and preferences as may be provided in a resolution adopted by the Board of Directors. The authority of the Board includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any series thereof: (i) the rate of dividends and the extent of further participation in dividend distribution, if any; (ii) the price at and the terms and conditions on which the shares are redeemable; (iii) the amount payable upon shares in event of voluntary or involuntary liquidation;
(iv) sinking fund provisions for the redemption or purchase of shares; and (v) the terms and conditions on which shares are convertible.

     In the event of the liquidation or dissolution of the Company, the holders of Preferred Stock are entitled to receive a fixed amount for each series before any distribution is made to the holders of Common Stock. As long as any Preferred Stock remains outstanding, the Company may not purchase any shares of its Common Stock or redeem any Preference Stock.

     As long as any Preferred Stock remains outstanding, the Company may not without the consent of the holders of at least two-thirds of the outstanding Preferred Stock authorize any class of stock having a priority or preference over or ranking on a parity with the Preferred Stock as to dividends or distribution of assets.

     If at any time the Company shall fail to declare and pay or set apart for payment in full eight quarterly dividends (whether or not consecutive) on all of the outstanding Preferred Stock, then the holders of the outstanding Preferred Stock shall, thereupon, have the right, voting as a single class irrespective of series, to elect such number of directors of the Company as shall constitute one less than the smallest number of directors necessary to constitute a majority of the full Board of Directors, and such right shall continue (and may be exercised at any annual or other meeting of shareholders for the election of directors) until the Company shall have paid or declared and set apart for payment all accrued dividends on the Preferred Stock for all past quarterly dividend periods.

SERIES A PREFERRED STOCK

     The Series A Preferred Stock carries a dividend of $2.3125 per share per annum which accrued from the date of original issue. Upon redemption, the holders of such shares are entitled to receive $25 per share plus all dividends accrued or in arrears thereon. The preferential amount payable upon the shares of this series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or reduction of capital resulting in the distribution of assets to the shareholders, is $25 per share together with an amount equal to dividends accrued or in arrears thereon. The holders of shares of this series shall have the right, at their option, to convert such shares into shares of Common Stock of the Company at any time at a current conversion price of 4.11 shares of Common Stock for each share of Series A Preferred Stock. The conversion price is subject to adjustment as a result of certain events. The holders of Series A Preferred Stock have the voting rights described above under Preferred Stock.

PREFERENCE STOCK

     The Board of Directors has the authority to divide the shares of Preference Stock into series and, within the limitations set forth in the laws of the State of Michigan and in the Articles of Incorporation, to fix and determine the relative rights and preferences of the shares of any series so established. The Preference Stock ranks junior to all series of Preferred Stock as to the payment of dividends and the distribution of assets, except to the extent that a specific series of Preferred Stock provides otherwise.

SERIES A PREFERENCE STOCK

     In January, 1997, the Board of Directors created a series of Preference Stock designated as Series A Preference Stock with the number of shares constituting such series set at 2,000,000. No shares of Preference Stock are outstanding.

     If Series A Preference Stock was outstanding, dividends would accrue and be cumulative in an amount per share per quarter equal to the greater of (i) $10.00 or (ii) the Adjustment Number (as defined below) times the per share amount of all cash dividends, and the Adjustment Number times the per share amount (payable in kind) of all non-cash dividends or other distributions (other than a dividend payable in shares of Common Stock or a subdivision of the shares of Common Stock), declared on the Common Stock since the preceding quarterly dividend payment date, or, if later, since the issuance or such Series A Preference Stock. Upon any liquidation or dissolution of the Company the holders of Series A Preference Stock are entitled to receive $100 per share plus all accrued and unpaid dividends. The Series A Preference Stock is not redeemable and ranks junior to all series of Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any series provides otherwise. If Series A Preference Stock was outstanding, a holder of Series A Preference Stock would be entitled to the number of votes equal to the Adjustment Number times the number of votes to which a holder of Common Stock is entitled. Except as otherwise provided below or by law, Series A Preference Stock and Common Stock shall vote together as one class on all matters submitted to a vote of the holders of Common Stock. If any dividends on Series A Preference Stock shall be in arrears for six or more quarterly dividends, a "default period" shall begin. The default period shall end when all accrued dividends shall have been paid or set apart for payment. During a default period, Series A Preference Stock shall have the right to elect two directors. This vote shall be as a class for all series of Preference Stock entitled to vote.

     The Articles of Incorporation initially set the Adjustment Number at 100. If the Company shall (i) pay any dividend on Common Stock in shares of Common Stock, (ii) subdivide the Common Stock, or (iii) combine the Common Stock into a smaller number of shares, the Adjustment Number shall be modified by multiplying it by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such event.

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

     The Company sponsors a direct stock purchase and dividend reinvestment plan (the "Reinvestment Plan") under which investors may purchase shares of Common Stock without paying brokerage fees and other expenses. Under the Reinvestment Plan, Common Stock may be purchased at the average of the over-the-counter closing ask prices for the three trading days prior to the fifth day of each month as quoted in the NASDAQ System. The Company initially reserved 2,000,000 shares of its Common Stock for issuance under the Reinvestment Plan. As of May 15, 1998, 1,848,943 shares were available for issuance under the Reinvestment Plan.

OTHER PROVISIONS

     Articles of Incorporation. The following provisions of the Company's Articles of Incorporation may delay, defer or prevent a person from acquiring the Company or changing control of the Company's Board of Directors. The Company's Articles of Incorporation divide the Board into three classes with staggered terms; each director is elected for a three year term. Approximately one-third of the Board positions are filled by a shareholder vote each year. Directors may be removed but only for cause, at an annual meeting of shareholders and by the affirmative vote of a majority of the shares then entitled to vote for the election of directors. In addition to requirements imposed under Section 7A of the Michigan Business Corporation Act (the "MBCA"), the Company's Articles of Incorporation provide that a business combination cannot occur unless a written opinion is obtained from an independent investment banker that the consideration to be paid to the shareholders of the Company is fair and reasonable; provided, however, the directors may waive this requirement. The Company's Articles of Incorporation also contain provisions limiting the personal liability of directors.

     Anti-Takeover Statutes. The Company is subject to Chapter 7A of the MBCA, which provides that business combinations subject to Chapter 7A between a Michigan corporation and a beneficial owner of shares entitled to 10% or more of the voting power of such corporation generally require the affirmative vote of 90% of the votes of each class of stock entitled to vote, and not less than 2/3 of each class of stock entitled to vote (excluding voting shares owned by such 10% owner), voting as a separate class. Such requirements do not apply if (i) the corporation's board of directors approves the transaction prior to the time the 10% owner becomes such or (ii) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% owner has been such for at least five years.

     The Company is subject to Chapter 7B of the MBCA which provides that, unless a corporation's articles of incorporation or bylaws provide that Chapter 7B does not apply, "control shares" of a corporation acquired in a control share acquisition have no voting rights except as granted by the stockholders of the corporation. "Control shares" are shares which, when added to shares previously owned by a stockholder, increase such stockholder's ownership of voting stock to more than 20% but less than 33 1/3%, more than 33 1/3% but less than a majority, or more than a majority, of the votes to which all of the capital stock of the corporation is entitled. Voting rights of control shares must be approved by the affirmative vote of a majority of all shares entitled to vote excluding voting shares owned by the acquirer and certain officers and directors. However, no such approval is required for gifts or other transactions not involving consideration, for a merger to which the corporation is a party or certain other transactions described in Chapter 7B.

     Rights to Purchase Preference Stock. In January 1997, the Company adopted a Shareholder's Rights Plan (the "Shareholders Rights Plan") pursuant to which 2,000,000 shares of Series A Preference Stock are reserved under the Shareholders Rights Plan for sale to holders of Common Stock. The Common Stock currently trades with a right (the "Right") to purchase such Series A Preference Stock. The Right is intended to protect shareholders in the event of an unsolicited attempt to acquire the Company and becomes exercisable upon the occurrence of certain triggering events. The Right is transferred automatically with the transfer of the Common Stock until separate rights certificates are distributed upon the occurrence of certain events. The Right could have the effect of delaying, deferring or preventing a person from acquiring the Company or accomplishing a change in control of the Company's board of directors.

     Transfer Agent. The Company is its own transfer agent and registrar for its Common Stock.

                              SELLING SHAREHOLDERS

     All of the shares of Common Stock offered by this Prospectus are owned by the following shareholders (the "Selling Shareholders"):

                                                               NUMBER OF
                                                               SHARES OF
                            NAME                              COMMON STOCK
                            ----                              ------------
Alton R. Berquist Living Trust..............................    123,530
Barry A. Berquist Living Trust..............................    123,530
Craig A. Berquist Living Trust..............................    123,530
                                                                -------
Total.......................................................    370,590
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     Under the terms of an escrow agreement with the Company, 37,059 of the foregoing shares may not be sold prior to April, 1999.

     None of the Selling Shareholders own any shares of Common Stock of the Company other than those being offered hereby. Messrs. Alton, Barry and Craig Berquist are brothers and prior owners of Hot Flame. As a result of the merger, Hot Flame is a wholly-owned second tier subsidiary of the Company. Craig Berquist is the President of Hot Flame and has an employment agreement extending through March, 2001. Alton and Barry Berquist each have a consulting agreement with Hot Flame extending through March, 2001.

                              PLAN OF DISTRIBUTION

     The shares offered hereby may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest of the Selling Shareholders. Such sales may be made through the NASDAQ, or otherwise, at prices and on terms then prevailing or at prices related to the then-current market prices, or in negotiated transactions at negotiated prices. The shares may be sold by one or a combination of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and
(c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Shareholders in amounts to be negotiated immediately prior to the sale. The Selling Shareholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended ("Securities Act"), and any commission received by them and any profit on the resale of shares sold by them may be deemed to be underwriting discounts and commissions.

                                 LEGAL MATTERS

     The validity of the Common Stock offered herein and certain related matters will be passed upon for the Company by Arnold R. Madigan, General Counsel of the Company.

                                    EXPERTS

     The Financial Statements and schedules included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which are incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report.

     With respect to the unaudited interim consolidated financial information in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate report thereon states that they did not audit and they did not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act, for their report on the unaudited interim consolidated financial information because that report is not a "report" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

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                               TABLE OF CONTENTS

                                   PROSPECTUS

                                         PAGE
                                         ----
Available Information................       2
Incorporation of Certain Information
  by Reference.......................       2
The Company..........................       2
Use of Proceeds......................       3
Description of Capital Stock.........       3
Selling Shareholders.................       7
Plan of Distribution.................       7
Legal Matters........................       8
Experts..............................       8

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                               SEMCO ENERGY LOGO

                                  COMMON STOCK
                           PAR VALUE, $1.00 PER SHARE
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                                   PROSPECTUS

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                                AUGUST 10, 1998

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